HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

FILE NO. 79106.000005

April 22, 2013

VIA EDGAR

Mr. Michael McTiernan, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	American Residential Properties, Inc.
Registration Statement on Form S-11
Filed March 22, 2013
File No. 333-187450

Dear Mr. McTiernan:

As counsel to American Residential Properties, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-11 (File No. 333-187450) (the “Registration Statement”) relating to its proposed initial public offering of common stock and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 5, 2013 (the “Comment Letter”) relating to the Registration Statement.

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company.

We have provided to each of you, Mr. Eric McPhee, Mr. Jonathan Wiggins and Mr. Jerard Gibson a courtesy copy of this letter and two courtesy copies of the Registration Statement

ATLANTA   AUSTIN   BANGKOK   BEIJING   BRUSSELS   CHARLOTTE   DALLAS   HOUSTON   LONDON   LOS ANGELES

McLEAN   MIAMI   NEW YORK   NORFOLK   RALEIGH   RICHMOND   SAN FRANCISCO   TOKYO   WASHINGTON

www.hunton.com

Mr. Michael McTiernan, Assistant Director

United States Securities and Exchange Commission

April 22, 2013

submitted by the Company on the date hereof, one copy of which (the “Blacklined Version”) has been marked to reflect changes made to the Registration Statement. The changes reflected in the Registration Statement have been made in response to the Staff’s comments and for the purpose of updating and revising certain other information.

All page references in responses are to pages of the Blacklined Version. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Our Property Management Process, page 13

1.	We note your response to comment three and the number and locations of your employees. Please revise this section to more clearly detail which operating functions are performed “internally” by company employees and which functions are overseen internally but performed by third parties on a fee-for-services approach.

RESPONSE: The Company has added disclosure on pages 14 and 162 in response to the Staff’s comment.

Investment in Real Estate, page F-8

2.	Please revise your disclosure in your next filing to disclose your accounting policy for portfolio acquisitions where the portfolio contains both leased and non-leased homes.

RESPONSE: The Company has revised the disclosure on pages 74 and F-8 in response to the Staff’s comment.

Mr. Michael McTiernan, Assistant Director

United States Securities and Exchange Commission

April 22, 2013

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-7366 or Mark W. Wickersham at 804-788-7281.

Very truly yours,

/s/ Daniel M. LeBey

Daniel M. LeBey, Esq.

cc:	Stephen G. Schmitz
Laurie A. Hawkes

Enclosure